EXHIBIT 99.1

RF INDUSTRIES, LTD.	For Immediate Release
RF Connectors/Aviel/Worswick/Neulink/Bioconnect

Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, CEO (858) 549-6340 rfi@rfindustries.com

RF Industries Reports Record Fourth Quarter Results

Fiscal 2006 Sales Increase 15%; Net Income Triples to a Record $1,541,000

SAN DIEGO, CA, January 29, 2007 . . . RF INDUSTRIES, LTD. (NASDAQ:RFIL) today announced record results for the quarter and fiscal year ended October 31, 2006.

For the fourth quarter ended October 31, 2006, sales increased 20% to a record $4,123,000, compared to sales of $3,429,000 in the same period last year. Net income was also a record $473,000, or $0.13 per diluted share, compared to a loss of $119,000 or ($0.04) per diluted share, in the same period last year. The fourth quarter loss last year included expenses of $551,000 related to the purchase and retirement of options to purchase 100,000 shares of common stock held by Howard Hill, RFI's Chief Executive Officer. This expense reduced fourth quarter after-tax income by approximately $0.08 per share.

For the fiscal year ended October 31, 2006, sales increased 15% to a record $15,188,000, compared to sales of $13,151,000 in fiscal 2005. Net income was $1,541,000, or $0.42 per diluted share, compared to $445,000, or $0.12 per diluted share, for fiscal 2005. Fiscal 2005 results include expenses of $551,000 for the purchase of stock options, reducing fiscal 2005 after-tax income by approximately $0.08 per share.

"RFI's record net income benefited from higher sales, selective increases in product prices, tight cost controls and targeted reductions in corporate overhead expenses. These efforts improved fiscal 2006 gross margin to 48% of sales, compared to only 45% of sales in fiscal 2005 and reduced selling and general expenses to 28% of sales, compared to 37% of sales in fiscal 2005, said Howard Hill," RFI's Chief Executive Officer.

"RF Connector and Cable Assembly had a record year, with sales advancing over 9% to a $11,870,000. Gross and net margins both improved for this division. Bioconnect achieved near break-even results for the full year, as sales jumped 67% to $1,076,000. Neulink was profitable for the year, with sales gaining 13% to $818,000. Aviel and Worswick were both profitable and together contributed over $1,400,000 to fiscal 2006 sales", said Hill.

Hill noted that the combination of Neulink's profitability and reduced operating losses at Bioconnect produced a $230,000 improvement to RFI's fiscal 2006 profitability compared to fiscal 2005. "We anticipate that Bioconnect's continued growth, coupled with opportunities for expanded sales at Neulink, will lead to improved profitability for these businesses and for RF Industries in fiscal 2007," he said.

7610 Miramar Road, San Diego, CA 92126-4202 ● (858) 549-6340 ● (800) 233-1728 ● FAX (858) 549-6345
E-mail: rfi@rfindustries.com● Internet: www.rfindustries.com

RF Industries Reports Record Fourth Quarter Results
January 29, 2007
Page Two

At October 31, 2006, RFI reported cash and cash equivalents of $4,613,000 and investments in available-for-sale securities of $2,253,000, for a total of $6,866,000 in liquid and short-term near-liquid resources, working capital of $12,810,000, an 8 to 1 current ratio, no long-term debt and stockholders' equity of $13,464,000 or $4.14 per share.

About RF Industries

RFI's RF Connectors and Cable Assembly division designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices. Aviel Electronics provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies. Worswick provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers. Neulink designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems. RFI's Bioconnect operation designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.

The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, uncertainties detailed in the Company's Securities and Exchange Commission filings.

* * * * *
#4269

RF INDUSTRIES, LTD.
Condensed Statements of Operations
(in thousands, except per share and share amounts)
(unaudited)

	Three Months Ended		Twelve Months Ended
	October 31,		October 31,
	2006	2005	2006	2005

Net sales	$4,123	$3,429	$15,188	$13,151
Cost of sales	2,151	1,941	7,932	7,202

Gross profit	1,972	1,488	7,256	5,949

Operating expenses:
Engineering	118	162	516	554
Selling and general	1,128	1,483	4,312	4,653

Total expenses	1,246	1,645	4,828	5,207

Operating income (loss)	726	(157)	2,428	742

Other income - interest	153	40	336	97

Income (loss) before provision for income taxes	879	(117)	2,764	839

Provision for income taxes	406	2	1,223	394

Net Income (loss)	$473	$(119)	$1,541	$445

Earnings (loss) per share
Basic	$0.14	$(0.04)	$0.48	$0.15
Diluted	$0.13	$(0.04)	$0.42	$0.12

Weighted average shares outstanding
Basic	3,252,613	3,079,803	3,185,920	3,049,215
Diluted	3,776,464	3,847,316	3,771,535	3,793,488

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands)
(Unaudited)

	October 31,	October 31,
ASSETS	2006	2005

CURRENT ASSETS:
Cash and cash equivalents	$4,613	$4,507
Investments in available-for-sale securities	2,253	--
Trade accounts receivable, net	2,053	1,891
Notes receivable	--	2
Inventories	5,251	4,181
Income tax refund receivable	--	306
Other current assets	208	97
Deferred tax assets	196	136

TOTAL CURRENT ASSETS	14,574	11,120

Property, and equipment, net	376	466
Goodwill	201	201
Amortizable intangible asset	73	113
Notes receivable from related parties	--	30
Note receivable from stockholder	67	67
Other assets	28	28

TOTAL ASSETS	$15,319	$12,025

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$441	$335
Accrued expenses	603	378
Income taxes payable	720	--

TOTAL CURRENT LIABILITIES	1,764	713

Deferred tax liabilities	91	106

TOTAL LIABILITIES	1,855	819

STOCKHOLDERS' EQUITY

Common stock	33	31
Additional paid-in capital	4,583	3,873
Retained earnings	8,843	7,302
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities	5	--

TOTAL STOCKHOLDERS' EQUITY	13,464	11,206

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$15,319	$12,025